SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gogo Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38046C109
(CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022 (212) 376-4300

with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046C109	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 38046C109	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Alexander Klabin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38046C109	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38046C109	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on March 19, 2018 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Gogo Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Item 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On November 16, 2018, the Reporting Persons entered into a privately negotiated transaction for the sale of 5,646,370 shares of Common Stock at a price of $5.575 per share. Except as set forth in the immediately preceding sentence, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	The Funds and their partners and stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein in accordance with their respective ownership interests in the Funds.

(e)	November 16, 2018.

CUSIP No. 38046C109	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2018

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
ALEXANDER KLABIN

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.